                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                        U.S. RESTAURANT PROPERTIES, INC.
            ---------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   90 2 97110
            ---------------------------------------------------------
                                 (CUSIP NUMBER)


                                    J.D. DELL
                              HUDSON ADVISORS, LLC
                       600 NORTH PEARL STREET, SUITE 1500
                               DALLAS, TEXAS 75201
                                 (214) 754-8400
            ---------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                  MARCH 9, 2001
            ---------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]


                         (Continued on following pages)

CUSIP No. 90 2 97110                  13D            Page    2   of   34   Pages
          ---------------------                           -------   -------

   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           LSF3 CAPITAL INVESTMENTS I, LLC
           ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[ ]
           ---------------------------------------------------------------------
   3       SEC USE ONLY

           ---------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           WC, OO
           ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
           ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
           ---------------------------------------------------------------------
                                     7      SOLE VOTING POWER
             NUMBER OF
              SHARES                 -------------------------------------------
           BENEFICIALLY              8      SHARED VOTING POWER        2,312,753
             OWNED BY
               EACH                  -------------------------------------------
             REPORTING               9      SOLE DISPOSITIVE POWER
              PERSON
               WITH                  -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER   2,312,753

                                     -------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,312,753
           ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11*
           EXCLUDES CERTAIN SHARES
                                                                             [ ]
           ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           12.2%
           ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
           ---------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90 2 97110                  13D            Page    3   of   34   Pages
          ---------------------                           -------   -------

   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           LSF3 REOC I, L.P.
           ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[ ]
           ---------------------------------------------------------------------
   3       SEC USE ONLY

           ---------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           WC, OO
           ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
           ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
           ---------------------------------------------------------------------
                                     7      SOLE VOTING POWER
             NUMBER OF
              SHARES                 -------------------------------------------
           BENEFICIALLY              8      SHARED VOTING POWER        2,312,753
             OWNED BY
               EACH                  -------------------------------------------
             REPORTING               9      SOLE DISPOSITIVE POWER
              PERSON
               WITH                  -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER   2,312,753

                                     -------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,312,753
           ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                                             [ ]
           ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           12.2%
           ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
           ---------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90 2 97110                  13D            Page    4   of   34   Pages
          ---------------------                           -------   -------

   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           LSF3 GENPAR I, LLC
           ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[ ]
           ---------------------------------------------------------------------
   3       SEC USE ONLY

           ---------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           WC, OO
           ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
           ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
           ---------------------------------------------------------------------
                                     7      SOLE VOTING POWER
             NUMBER OF
              SHARES                 -------------------------------------------
           BENEFICIALLY              8      SHARED VOTING POWER        2,312,753
             OWNED BY
               EACH                  -------------------------------------------
             REPORTING               9      SOLE DISPOSITIVE POWER
              PERSON
               WITH                  -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER   2,312,753

                                     -------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,312,753
           ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                                             [ ]
           ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           12.2%
           ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
           ---------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90 2 97110                  13D            Page    5   of   34   Pages
          ---------------------                           -------   -------

   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Lone Star Fund III (U.S.), L.P.
           ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[ ]
           ---------------------------------------------------------------------
   3       SEC USE ONLY

           ---------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           WC, OO
           ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
           ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
           ---------------------------------------------------------------------
                                     7      SOLE VOTING POWER
             NUMBER OF
              SHARES                 -------------------------------------------
           BENEFICIALLY              8      SHARED VOTING POWER        2,312,753
             OWNED BY
               EACH                  -------------------------------------------
             REPORTING               9      SOLE DISPOSITIVE POWER
              PERSON
               WITH                  -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER   2,312,753

                                     -------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,312,753
           ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                                             [ ]
           ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           12.2%
           ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
           ---------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90 2 97110                  13D            Page    6   of   34   Pages
          ---------------------                           -------   -------

   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           LONE STAR PARTNERS III, L.P.
           ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[ ]
           ---------------------------------------------------------------------
   3       SEC USE ONLY

           ---------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           WC, OO
           ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
           ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
           ---------------------------------------------------------------------
                                     7      SOLE VOTING POWER
             NUMBER OF
              SHARES                 -------------------------------------------
           BENEFICIALLY              8      SHARED VOTING POWER        3,729,765
             OWNED BY
               EACH                  -------------------------------------------
             REPORTING               9      SOLE DISPOSITIVE POWER
              PERSON
               WITH                  -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER   3,729,765

                                     -------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,729,765
           ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                                             [ ]
           ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           19.7%
           ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
           ---------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90 2 97110                  13D            Page    7   of   34   Pages
          ---------------------                           -------   -------

   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           LSF3 CAPITAL INVESTMENTS II, LLC
           ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[ ]
           ---------------------------------------------------------------------
   3       SEC USE ONLY

           ---------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           WC, OO
           ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
           ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
           ---------------------------------------------------------------------
                                     7      SOLE VOTING POWER
             NUMBER OF
              SHARES                 -------------------------------------------
           BENEFICIALLY              8      SHARED VOTING POWER        1,417,012
             OWNED BY
               EACH                  -------------------------------------------
             REPORTING               9      SOLE DISPOSITIVE POWER
              PERSON
               WITH                  -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER   1,417,012

                                     -------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,417,012
           ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                                             [ ]
           ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           7.5%
           ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
           ---------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90 2 97110                  13D            Page    8   of   34   Pages
          ---------------------                           -------   -------

   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           LONE STAR MANAGEMENT CO. III, LTD.
           ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[ ]
           ---------------------------------------------------------------------
   3       SEC USE ONLY

           ---------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           WC, OO
           ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
           ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
           ---------------------------------------------------------------------
                                     7      SOLE VOTING POWER
             NUMBER OF
              SHARES                 -------------------------------------------
           BENEFICIALLY              8      SHARED VOTING POWER        3,729,765
             OWNED BY
               EACH                  -------------------------------------------
             REPORTING               9      SOLE DISPOSITIVE POWER
              PERSON
               WITH                  -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER   3,729,765

                                     -------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,729,765
           ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                                             [ ]
           ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           19.7%
           ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
           ---------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90 2 97110                  13D            Page    9   of   34   Pages
          ---------------------                           -------   -------

   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           HUDSON ADVISORS, L.L.C.
           ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[ ]
           ---------------------------------------------------------------------
   3       SEC USE ONLY

           ---------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           WC, OO
           ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
           ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           TEXAS
           ---------------------------------------------------------------------
                                     7      SOLE VOTING POWER
             NUMBER OF
              SHARES                 -------------------------------------------
           BENEFICIALLY              8      SHARED VOTING POWER        3,729,765
             OWNED BY
               EACH                  -------------------------------------------
             REPORTING               9      SOLE DISPOSITIVE POWER
              PERSON
               WITH                  -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                     -------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,729,765
           ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                                             [ ]
           ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           19.7%
           ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
           ---------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90 2 97110                  13D            Page   10   of   34   Pages
          ---------------------                           -------   -------

   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           HUDSON ADVISORS ASSOCIATES, L.P.
           ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[ ]
           ---------------------------------------------------------------------
   3       SEC USE ONLY

           ---------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           WC, OO
           ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
           ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           TEXAS
           ---------------------------------------------------------------------
                                     7      SOLE VOTING POWER
             NUMBER OF
              SHARES                 -------------------------------------------
           BENEFICIALLY              8      SHARED VOTING POWER        3,729,765
             OWNED BY
               EACH                  -------------------------------------------
             REPORTING               9      SOLE DISPOSITIVE POWER
              PERSON
               WITH                  -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                     -------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,729,765
           ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                                             [ ]
           ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           19.7%
           ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
           ---------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90 2 97110                  13D            Page   11   of   34   Pages
          ---------------------                           -------   -------

   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           ADVISORS GENPAR, INC.
           ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[ ]
           ---------------------------------------------------------------------
   3       SEC USE ONLY

           ---------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           WC, OO
           ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
           ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           TEXAS
           ---------------------------------------------------------------------
                                     7      SOLE VOTING POWER
             NUMBER OF
              SHARES                 -------------------------------------------
           BENEFICIALLY              8      SHARED VOTING POWER        3,729,765
             OWNED BY
               EACH                  -------------------------------------------
             REPORTING               9      SOLE DISPOSITIVE POWER
              PERSON
               WITH                  -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                     -------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,729,765
           ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                                             [ ]
           ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           19.7%
           ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
           ---------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90 2 97110                  13D            Page   12   of   34   Pages
          ---------------------                           -------   -------

   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           JOHN P. GRAYKEN
           ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[ ]
           ---------------------------------------------------------------------
   3       SEC USE ONLY

           ---------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           WC, OO
           ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
           ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           IRELAND
           ---------------------------------------------------------------------
                                     7      SOLE VOTING POWER
             NUMBER OF
              SHARES                 -------------------------------------------
           BENEFICIALLY              8      SHARED VOTING POWER        3,729,765
             OWNED BY
               EACH                  -------------------------------------------
             REPORTING               9      SOLE DISPOSITIVE POWER
              PERSON
               WITH                  -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER   3,729,765

                                     -------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,729,765
           ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                                             [ ]
           ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           19.7%
           ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
           ---------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90 2 97110                  13D            Page   13   of   34   Pages
          ---------------------                           -------   -------

ITEM 1. SECURITY AND ISSUER

        This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of U.S. Restaurant Properties, Inc., a Maryland corporation ("USRP"). The address of the principal executive offices of USRP is 12240 Inwood Road, Suite 300, Dallas, Texas 75244.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(c). This statement is filed on behalf of LSF3 Capital Investments I, LLC, a Delaware limited liability company ("Investments I") and LSF3 Capital Investments II, LLC, a Delaware limited liability company ("Investments II").

     The sole member of Investments I is LSF3 REOC I, L.P., a Delaware limited partnership ("REOC"). The general partner of REOC is LSF3 GenPar I, LLC, a Delaware limited liability company ("GenPar"). The sole member of GenPar is Lone Star Fund III (U.S.), L.P. a Delaware limited partnership ("Fund III"). The general partner of Fund III is Lone Star Partners III, L.P., a Bermuda limited partnership ("Partners III"). The general partner of Partners III is Lone Star Management Co. III, Ltd., a Bermuda exempted limited liability company ("Management III"). John P. Grayken ("Grayken"), a citizen of Ireland, is the sole stockholder, a director and President of Management III. Grayken is also sole shareholder and director of Advisors GenPar, Inc., a Texas corporation ("Advisors GenPar") as discussed below. The managing member of Investments II is Partners III. Hudson Advisors, L.L.C., a Texas limited liability company ("Hudson"), is an asset manager and, pursuant to a proxy granted by Investments I and Investments II, has certain voting rights with respect to the shares of Common Stock owned by Investments I and Investments II, pursuant to an agreement among Investments I, Investments II and Hudson (the "Asset Management Agreement"). The Reporting Persons (as defined below) intend to file the form of the Asset Management Agreement with an amendment to this statement when such agreement becomes available. The managing member of Hudson is Hudson Advisors Association, L.P., a Texas limited partnership ("Advisors"). The general partner of Advisors is Advisors GenPar.

     The address of the principal offices and business address of Investments I, Investments II, REOC, GenPar and Fund III is 600 North Pearl Street, Suite 1550, Dallas, Texas 75201. The address of the principal offices and business address of Hudson, Advisors and Advisors GenPar is 600 North Pearl Street, Suite 1500, Dallas, Texas 75201. The address of the principal offices and business address of Partners III and Management III is Clarendon House, Two Church Street, Hamilton, HM 11, Bermuda The business address of Grayken, is 50 Welbeck Street, London, United Kingdom, W1M7HE.

     Investments I, Investments II, REOC, GenPar, Fund III, Partners III, Management III, Hudson, Advisors and Advisors GenPar (collectively, the "Lone Star Entities" and with Grayken, the "Reporting Persons") are all part of a series of private investment entities investing in a broad range of primarily real estate related investments. Investors in these entities are

CUSIP No. 90 2 97110                  13D            Page   14   of   34   Pages
          ---------------------                           -------   -------

primarily pension funds and other institutional investors. Grayken's principal occupation is serving in the aforementioned offices of Management III.

     (d). None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Other Information

          Attached as Schedule I hereto is a list of the directors and executive officers of Management III, GenPar and Advisors GenPar which contains the following information with respect to each person:

          (i) name;

          (ii) principal business address; and

          (iii) present principal occupation or employment.

     None of the persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons identified on Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each person identified on Schedule I hereto is a United States citizen, other than Grayken, who is a citizen of Ireland, and John C.R. Collis and Dawn
C. Griffiths, both of whom are citizens of Bermuda.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) On March 9, 2001 Investments I paid USRP $3,100,403 and Investments II paid USRP $1,899,601 for 291,118 and 178,366 shares of Common Stock, respectively, pursuant to the terms of that certain Amended and Restated Stock Purchase Agreement dated as of February 27, 2001, (the "REIT Stock Purchase Agreement") attached hereto as Exhibit 10.1 and incorporated herein by reference, by and between USRP and Lone Star U.S. Acquisitions, LLC, a Delaware limited liability company ("LS Acquisitions"), which subsequently assigned its rights and obligations thereunder to Investments I and Investments II pursuant to an Assignment and Assumption Agreement dated as of March 9, 2001, a copy of which is attached hereto as

CUSIP No. 90 2 97110                  13D            Page   15   of   34   Pages
          ---------------------                           -------   -------

Exhibit 10.2 and incorporated herein by reference. The purchase price for these shares was paid from working capital of Investments I and Investments II that was provided by capital contributions of the members of Investments I and Investments II. Under the terms of the REIT Stock Purchase Agreement, Investments I and Investments II have agreed to purchase from USRP an additional 873,353 and 535,098 shares of Common Stock, respectively, also at a price of $10.65 per share on or before September 5, 2001. The purchase price for these shares is also expected to be paid out of working capital.

     (b) On March 9, 2001 Investments I paid the Selling Stockholders an aggregate of $13,033,023 and Investments II paid the Selling Stockholders $7,985,269 for 1,148,284 and 703,548 shares of Common Stock, respectively, pursuant to the terms of that certain Amended and Restated Stock Purchase Agreement, dated as of February 27, 2001, (the "Stockholders Stock Purchase Agreement", together with the REIT Stock Purchase Agreement, the "Stock Purchase Agreements") attached hereto as Exhibit 10.3 and incorporated herein by reference, by and among Fred H. Margolin, Darrel L. Rolph, David K. Rolph and certain of their affiliates (the "Selling Stockholders") and LS Acquisitions, which subsequently assigned its rights and obligations thereunder to Investments I and Investments II pursuant to an Assignment and Assumption Agreement dated as of March 9, 2001, a copy of which is attached hereto as Exhibit 10.4 and incorporated herein by reference. The purchase price for these shares was paid primarily from working capital of Investments I and Investments II that was provided by capital contributions of the members of Investments I and Investments II. A total of $401,899 and $246,242 of the purchase price for the shares of Common Stock purchased under the Stockholders Stock Purchase Agreement will be paid to the Selling Stockholders pursuant to promissory notes delivered by Investments I and Investments II, respectively. The notes are unsecured obligations of Investments I and Investments II, do not bear interest and are due and payable on September 9, 2002. Each of these promissory notes has been guaranteed by Lone Star Fund III (U.S.), L.P.

ITEM 4. PURPOSE OF TRANSACTION

     The reporting persons have acquired shares and propose to acquire the additional shares of Common Stock referred to herein for investment purposes. The Reporting Persons intend to review the investment in USRP on a continuous basis and, depending on the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting USRP, USRP's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant by the Reporting Persons, the Reporting Persons may decide to increase or decrease their respective investments in USRP.

     Pursuant to the Stock Purchase Agreements, four members of USRP's board of directors, Fred H. Margolin, Darrel L. Rolph, David K. Rolph and Gerald H. Graham, resigned effective March 9, 2001. In addition, Mr. Margolin resigned as the Chairman and Chief Executive Officer of USRP and from any other positions he held with USRP or any of its subsidiaries. Four individuals designated by Investments I and Investments II, David W. West, Robert Gidel, Len W. Allen, Jr. and Gregory I. Strong, were appointed to fill the vacancies created by these resignations. In addition, Mr. West was appointed to serve as interim Chief Executive Officer of

CUSIP No. 90 2 97110                  13D            Page   16   of   34   Pages
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USRP while the USRP board of directors identifies a permanent replacement for Mr. Margolin. In connection with their resignations, Messrs. Margolin, Rolph and Rolph entered into Noncompetition and Release Agreements with USRP pursuant to which each of them agreed not to (a) submit or cause the submission of any proposals or nominations of candidates for election as directors of USRP or (b) solicit proxies from any USRP stockholders, in each case prior to December 31, 2003.

     Other than described above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

     (a)-(b). Upon consummation of all of the transactions contemplated by the Stock Purchase Agreements, the Reporting Persons will have the following rights:

     Investments I will directly and beneficially own and have the power to vote and dispose of 2,312,753 shares of Common Stock as described above, which is equal to approximately 12.2% of the shares of Common Stock outstanding on March 9, 2001 pursuant to information provided by USRP as of that date. Investments I granted Hudson certain rights to vote such shares pursuant to the Asset Management Agreement.

     Through its ownership interests in Investments I, REOC will beneficially own and have the power to vote and dispose of 2,312,753 shares of Common Stock as described above, which is equal to approximately 12.2% of the shares of Common Stock outstanding on March 9, 2001 pursuant to information provided by USRP as of that date. Hudson has certain rights to vote such shares pursuant to the Asset Management Agreement.

     Through its general partner interest in REOC, GenPar will beneficially own and have the power to vote and dispose of 2,312,753 shares of Common Stock as described above, which is equal to approximately 12.2% of the shares of Common Stock outstanding on March 9, 2001 pursuant to information provided by USRP as of that date. Hudson has certain rights to vote such shares pursuant to the Asset Management Agreement.

     Through its ownership interests in GenPar, Fund III will beneficially own and have the power to vote and dispose of 2,312,753 shares of Common Stock as described above, which is equal to approximately 12.2% of the shares of Common Stock outstanding on March 9, 2001 pursuant to information provided by USRP as of that date. Hudson has certain rights to vote such shares pursuant to the Asset Management Agreement.

     Through its general partner interest in Fund III and its managing membership in Investments II, Partners III will beneficially own and have the power to vote and dispose of 3,729,765 shares of Common Stock as described above, which is equal to approximately 19.7% of the shares of Common Stock outstanding on March 9, 2001 pursuant to information provided by USRP as of that date. Hudson has certain rights to vote such shares pursuant to the Asset Management Agreement.

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     Through its general partnership interest in Partners III, Management III will beneficially own and have the power to vote and dispose of 3,729,765 shares of Common Stock as described above, which is equal to approximately 19.7% of the shares of Common Stock outstanding on March 9, 2001 pursuant to information provided by USRP as of that date. Hudson has certain rights to vote such shares pursuant to the Asset Management Agreement.

     Through his ownership interests in Management III and Advisors GenPar, Grayken will beneficially own and have the power to vote and to dispose of 3,729,765 shares of Common Stock as described above, which is equal to approximately 19.7% of the shares of Common Stock outstanding on March 9, 2001 pursuant to information provided by USRP as of that date. Hudson has certain rights to vote such shares pursuant to the Asset Management Agreement.

     Upon consummation of the transactions contemplated by the Stock Purchase Agreement, Investments II will directly and beneficially own and have the power to dispose of 1,417,012 shares of Common Stock as described above, which is equal to approximately 7.5% of the shares of Common Stock outstanding on March 9, 2001 pursuant to information provided by USRP as of that date. Investments II granted Hudson certain rights to vote such shares pursuant to the Asset Management Agreement.

     Pursuant to the Asset Management Agreement, Hudson will have certain powers to vote, but not dispose of, and may be deemed to beneficially own 3,729,765 shares of Common Stock as described above, which is equal to approximately 19.7% of the shares of Common Stock outstanding on March 9, 2001 pursuant to information provided by USRP as of that date. Through its managing member interest in Hudson, Advisors will have certain powers to vote, but not dispose of, and may be deemed to beneficially own 3,729,765 shares of Common Stock as described above, which is equal to approximately 19.7% of the shares of Common Stock outstanding on March 9, 2001 pursuant to information provided by USRP as of that date. Through its general partner interest in Advisors, Advisors GenPar will have certain powers to vote, but not dispose of, and may be deemed to beneficially own 3,729,765 shares of Common Stock as described above, which is equal to approximately 19.7% of the shares of Common Stock outstanding on March 9, 2001 pursuant to information provided by USRP as of that date.

     (c). Except as described herein, none of the Reporting Persons has effected any transaction in any shares of Common Stock during the past sixty (60) days.

     (d). Not applicable.

     (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Certain rights relating to the Common Stock are set forth in the Stock Purchase Agreements set forth as Exhibits 10.1 and 10.3 to this statement and as further described in Item 3 herein.

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     USRP, Investments I and Investments II entered into a Registration Rights Agreement as of March 9, 2001 (the "Registration Rights Agreement") filed as
Exhibit 10.5 hereto and incorporated herein by reference. The Registration Rights Agreement covers the shares of Common Stock purchased under the Stock Purchase Agreements. Subject to certain restrictions, the holders of a majority of such shares will have the right to make up to three requests for underwritten registration of such securities for resale under the Securities Act of 1933, as amended (the "Securities Act"). Also, such holders will have certain rights to request piggyback registrations of such securities in the event that USRP proposes to file a registration statement on its own behalf for on behalf of another person during the term of the Registration Rights Agreement. Also, beginning June 9, 2001, a majority of such holders may request that USRP effect a "shelf registration" covering all or a portion of the Common Stock covered by the Stock Purchase Agreements. Such holders will have certain rights to require one underwritten offering off the shelf registration (a "take down") and to require additional take downs equal to the number of unused Demand Registrations.

     Subject to certain restrictions, pursuant to the Excepted Holder Agreement among USRP, Investments I and Investments II dated as of March 9, 2001 (the "Excepted Holder Agreement"), USRP granted Investments I and Investments II the right to acquire additional Common Stock up to an aggregate of forty percent (40%) of the outstanding Common Stock. The Excepted Holder Agreement is filed as
Exhibit 10.6 hereto and incorporated herein by reference. Investments I and Investments II have granted certain rights, including sole voting rights with respect to certain matters, in the Common Stock held by them to Hudson, pursuant to the Asset Management Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


        Exhibit 10.1 Amended and Restated Stock Purchase Agreement among U.S. Restaurant Properties, Inc., Lone Star U.S. Acquisitions, LLC and Lone Star Fund III (U.S.), L.P., dated as of February 27, 2001 (filed herewith)

        Exhibit 10.2 Assignment and Assumption Agreement among Lone Star Fund III (U.S.), L.P., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001 (relating to the REIT Stock Purchase Agreement)(filed herewith)

        Exhibit 10.3 Amended and Restated Stock Purchase Agreement among certain U.S. Restaurant Properties, Inc. shareholders and Lone Star U.S. Acquisitions, LLC, dated as of February 27, 2001 (filed herewith)

        Exhibit 10.4 Assignment and Assumption Agreement among Lone Star Fund III (U.S.), L.P., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March

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          ---------------------                           -------   -------

                                9, 2001 (related to the Stockholder Stock
                                Purchase Agreement) (filed herewith)

        Exhibit 10.5            Registration   Rights  Agreement  among  U.S.
                                Restaurant Properties, Inc., LSF3 Capital
                                Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001 (filed herewith)

        EXHIBIT 10.6 Excepted Holder Agreement among U.S. Restaurant Properties, Inc., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001 (filed herewith)

        Exhibit 99.1 Agreement Among Filing Parties dated as of March 19, 2001 (filed herewith)

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


LSF3 Capital Investments I, LLC, a Delaware limited liability company

      By:  LSF3 REOC I, L.P., its Sole Member and
           a Delaware limited partnership

      By:  LSF3 GenPar I, LLC, its General Partner and
           a Delaware limited liability company


      By: /s/ BENJAMIN D. VELVIN III
         -------------------------------------------------
            Benjamin D. Velvin III
            Vice President

      Date: March 19, 2001
            ----------------------------------------------

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LSF3 REOC I, L.P., a Delaware limited partnership

      By:   LSF3 GenPar I, LLC, its General Partner and
            a Delaware limited liability company


      By: /s/ BENJAMIN D. VELVIN III
         -------------------------------------------------
            Benjamin D. Velvin III
            Vice President

      Date: March 19, 2001
            ----------------------------------------------

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LSF3 GenPar I, LLC, a Delaware limited liability company


By: /s/ BENJAMIN D. VELVIN III
   -------------------------------------------------
      Benjamin D. Velvin III
      Vice President

      Date: March 19, 2001
           -----------------------------------------

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Lone Star Fund III (U.S.), L.P., a Delaware limited partnership

      By:   Lone Star Partners III, L.P., its General Partner and
            a Bermuda limited partnership

      By: Lone Star Management Co. III, Ltd., its General Partner and a Bermuda exempted limited liability company


      By: /s/ BENJAMIN D. VELVIN III
         --------------------------------------------
            Benjamin D. Velvin III
            Vice President

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          ---------------------                           -------   -------



Lone Star Partners III, L.P., a Bermuda limited partnership

      By: Lone Star Management Co. III, Ltd., its general partner and a Bermuda exempted limited liability company


      By: /s/ J.D. DELL
         ---------------------------------------------
              J.D. Dell
              Vice President

Witnessed on  16  day of March, 2001 in London, England

By:  /s/ Eve Shenol
   ---------------------------------------------

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Lone Star Management Co. III, Ltd., a Bermuda exempted liability company


By: /s/ J.D. DELL
   ---------------------------------------------
        J.D. Dell
        Vice President

Witnessed on  16  day of March, 2001 in London, England

By: /s/ EVE SHENOL
   ---------------------------------------------

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LSF3 Capital Investments II, LLC, a Delaware limited liability company

      By:   Lone Star Partners III, L.P., its General Partner and
            a Bermuda limited partnership

      By: Lone Star Management Co. III, Ltd., its General Partner and a Bermuda exempted limited liability company


      By: /s/ J.D. DELL
         ---------------------------------------------
              J.D. Dell
              Vice President

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                                            /s/ JOHN P. GRAYKEN
Date:   March 19             , 2001         ------------------------------------
      -----------------------               JOHN P. GRAYKEN

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Hudson Advisors, L.L.C., a Texas limited liability company


By: /s/ ROBERT J. CORCORAN
    ----------------------------------
        Robert J. Corcoran
        President

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Hudson Advisors Associates, L.P., a Texas limited partnership

       By:  Advisors GenPar, Inc., its General Partner and
            a Texas corporation


       By: /s/ ROBERT J. CORCORAN
          -----------------------------------
            Robert J. Corcoran
            President

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Advisors GenPar, Inc., a Texas corporation


By:  /s/ ROBERT J. CORCORAN
    --------------------------------------
     Robert J. Corcoran
     President

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                                   SCHEDULE I

Instruction C. Information for Officers and Directors of Management III, GenPar and Advisors GenPar.


                    OFFICERS AND DIRECTORS OF MANAGEMENT III


Name:                                     John P. Grayken

Present Principal Occupation or           President and Director
Employment:

Business Address:                         50 Welbeck Street
                                          London, United Kingdom
                                          W1M 7HE

Name:                                     J.D. Dell

Present Principal Occupation or           Vice President and Director
Employment:

Business Address:                         Lone Star Management Co. III, Ltd.
                                          600 North Pearl Street, Suite 1550
                                          Dallas, Texas  75201

Name:                                     John C.R. Collis

Present Principal Occupation or           Director
Employment:

Business Address:                         Clarendon House, Two Church Street
                                          Hamilton, HM11 Bermuda

Name:                                     Dawn C. Griffiths

Present Principal Occupation or           Alternate Director
Employment

Business Address:                         Clarendon House, Two Church Street
                                          Hamilton, HM11 Bermuda

Name:                                     Ginger M. Quillen

Present Principal Occupation or           Vice President
Employment:

Business Address:                         Lone Star Management Co. III, Ltd.
                                          600 North Pearl Street, Suite 1550
                                          Dallas, Texas  75201

Name:                                     Steven R. Shearer

Present Principal Occupation or           Vice President
Employment:

Business Address:                         Lone Star Management Co. III, Ltd.
                                          600 North Pearl Street, Suite 1550
                                          Dallas, Texas  75201

Name:                                     Ellis Short IV

Present Principal Occupation or           Vice President
Employment:

Business Address:                         Toranomon 45
                                          Mori Building
                                          5th Floor
                                          1-5, Toranomon 5-Chome
                                          MINATO - KU, Toyko Japan
                                          105-0001

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Name:                                     Benjamin D. Velvin III

Present Principal Occupation or           Vice President and Assistant Secretary
Employment:

Business Address:                         Lone Star Management Co. III, Ltd.
                                          600 North Pearl Street, Suite 1550
                                          Dallas, Texas  75201

                             OFFICERS AND DIRECTORS
                                    OF GENPAR

Name:                                     J.D. Dell

Present Principal Occupation or           President
Employment:

Business Address:                         Lone Star Management Co. III, Ltd.
                                          600 North Pearl Street, Suite 1550
                                          Dallas, Texas  75201

Name:                                     Benjamin D. Velvin III

Present Principal Occupation or           Vice President
Employment:

Business Address:                         Lone Star Management Co. III, Ltd.
                                          600 North Pearl Street, Suite 1550
                                          Dallas, Texas  75201

Name:                                     Louis Paletta

Present Principal Occupation or           Vice President
Employment:

Business Address:                         Lone Star Management Co. III, Ltd.
                                          600 North Pearl Street, Suite 1550
                                          Dallas, Texas  75201


                             OFFICERS AND DIRECTORS
                                  OF ADVISORS


Name:                                     John P. Grayken

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Present Principal Occupation or           Director
Employment:

Present Principal Occupation or           50 Welbeck Street
Employment:                               London, United Kingdom
                                          W1M 7HE

Name:                                     Robert J. Corcoran
Present Principal Occupation or           President
Employment:
Present Principal Occupation or           Hudson Advisors, LLC
Employment:                               600 North Pearl Street, Suite 1500
                                          Dallas, Texas  75201

Name:                                     J.D. Dell

Present Principal Occupation or           Vice President
Employment

Business Address:                         Lone Star Management Co. III, Ltd.
                                          600 North Pearl Street, Suite 1550
                                          Dallas, Texas  75201

Name:                                     Benjamin D. Velvin III

Present Principal Occupation or           Vice President
Employment:

Business Address:                         Lone Star Management Co. III, Ltd.
                                          600 North Pearl Street, Suite 1550
                                          Dallas, Texas  75201

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                                  EXHIBIT INDEX


   Exhibit 10.1            Amended and Restated Stock Purchase  Agreement among U.S.
                           Restaurant Properties, Inc., Lone Star U.S.
                           Acquisitions, LLC and Lone Star Fund III (U.S.),
                           L.P., dated as of February 27, 2001 (filed herewith)

   Exhibit 10.2            Assignment and Assumption  Agreement among Lone Star Fund
                           III (U.S.), L.P., LSF3 Capital Investments I, LLC and
                           LSF3 Capital Investments II, LLC dated as of March 9,
                           2001 (relating to the REIT Stock Purchase
                           Agreement)(filed herewith)

   Exhibit 10.3            Amended  and  Restated  Stock  Purchase  Agreement  among
                           certain U.S. Restaurant Properties, Inc. shareholders
                           and Lone Star U.S. Acquisitions, LLC, dated as of
                           February 27, 2001 (filed herewith)

   Exhibit 10.4            Assignment and Assumption  Agreement among Lone Star Fund
                           III (U.S.), L.P., LSF3 Capital Investments I, LLC and
                           LSF3 Capital Investments II, LLC dated as of March 9,
                           2001 (related to the Stockholder Stock Purchase
                           Agreement) (filed herewith)

   Exhibit 10.5            Registration   Rights  Agreement  among  U.S.  Restaurant
                           Properties, Inc., LSF3 Capital Investments I, LLC and
                           LSF3 Capital Investments II, LLC dated as of March 9,
                           2001 (filed herewith)

   Exhibit 10.6            Excepted Holder Agreement among U.S. Restaurant
                           Properties, Inc., LSF3 Capital Investments I, LLC and
                           LSF3 Capital Investments II, LLC dated as of March 9,
                           2001 (filed herewith)

   Exhibit 99.1            Agreement  Among  Filing  Parties  dated as of March  19,
                           2001 (filed herewith)
